

Mail Stop 3720

February 2, 2007

VIA U.S. MAIL AND FAX (972) 454-8781

Mr. Craig Holmes
Chief Financial Officer
Intervoice Inc.
17811 Waterview Parkway
Dallas, TX 75252

> **RE: Intervoice Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2006**
> **Filed May 15, 2006**
> **Form 10-Q for the Quarter Ended November 30, 2006**
> **File No. 1-15045**

Dear Mr. Holmes:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended November 30, 2006

Stock-based Compensation, page 16

1. We note your disclosure that you use a "weighted average of the implied volatility, the most recent one-year volatility and the median volatility for the period of the expected life of the option to determine the expected volatility to be used in (y)our fair value calculation." Provide us with more details of how you determine your expected volatility and why you believe your approach is appropriate. Further:

   - Tell us what you mean by implied volatility and the variables from which it was derived;
   - Tell us why you believe it is appropriate to utilize a historical volatility for only the most recent one-year period and how it was determined;
   - Tell us what you mean by "the median volatility for the period of the expected life of the option" and how it was determined; and
   - Provide us with the expected volatility used in your fair value calculations, and the related implied volatility, historical volatility and median volatility used to calculate expected volatility.

   Your response should specifically address in detail your consideration of SAB Topic 14:D.1 and SFAS 123(R).

2. Please provide the disclosures required by paragraphs 64, A240 and A241 of SFAS 123(R), which we were unable to locate in your Forms 10-Q. In this regard, we refer you to the interpretive response to Question 1 of SAB Topic 14:H.

* * * *

As appropriate, please amend your Form 10-Q and respond to these comments within 10 business days via EDGAR or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn T. Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments.

Sincerely,

Larry Spirgel
Assistant Director